

04034142

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

JUN 8 2004

FORM 11-K

(Mark One)

(X)   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2003
OR

( )   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from
_____ to _____

Commission file number: 000-50358

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

Clifton Savings Bank, S.L.A. 401(k) Savings Plan

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Clifton Savings Bancorp, Inc.
1433 Van Houten Avenue
Clifton, New Jersey 07015



PROCESSED

JUN 29 2004

THOMSON
FINANCIAL

00239727

REQUIRED INFORMATION

Item 1-3. The Clifton Savings Bank, S.L.A. 401(k) Savings Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. The Plan is filing such financial statements and schedules in lieu of the financial statements required by these Items, as permitted by Item 4. Pursuant to Section 103(c) of ERISA, and the regulations thereunder, the Plan is not required to file audited financial statements, because the Plan has fewer than 100 participants.

Item 4. The Plan, which is subject to ERISA, files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. A copy of the Plan's summary annual report and Schedule I to the Form 5500 Annual Report is filed herewith.

FORM 5500 SCHEDULE I AND SUMMARY ANNUAL REPORT

Schedule I (Form 5500), Financial Information -- Small Plan, 2003, OMB No 1210-0110.

SCHEDULE I (Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

Pension Benefit Guaranty Corporation

Financial Information -- Small Plan

This schedule is required to be filed under Section 104 of the Employee Retirement Income Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

► File as an attachment to Form 5500.

OMB No. 1210-0110

2003

This Form Is Open to Public Inspection.

Official Use Only

For calendar year 2003 or fiscal plan year beginning _____ , and ending _____ .

A Name of plan	B Three-digit plan number ►
CLIFTON SAVINGS BANK, SLA 401(K) SAVINGS PLAN	001

C Plan sponsor's name as shown on line 2a of Form 5500	D Employer Identification Number
CLIFTON SAVINGS BANK, S.L.A.	22-0879090

Complete Schedule I if the plan covered fewer than 100 participants as of the beginning of the plan year. You may also complete Schedule I if you are filing as a small plan under the 80-120 participant rule (see instructions). Complete Schedule H if reporting as a large plan or DFE.

Part I — Small Plan Financial Information

Report below the current value of assets and liabilities, income, expenses, transfers and changes in net assets during the plan year. Combine the value of plan assets held in more than one trust. Do not enter the value of the portion of an insurance contract that guarantees during this plan year to pay a specific dollar benefit at a future date. Include all income and expenses of the plan including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers. **Round off amounts to the nearest dollar.**

1	Plan Assets and Liabilities:		(a) Beginning of Year	(b) End of Year
a	Total plan assets	1a	1431313	1742887
b	Total plan liabilities	1b		
c	Net plan assets (subtract line 1b from line 1a)	1c	1431313	1742887

2	Income, Expenses, and Transfers for this Plan Year:		(a) Amount	(b) Total
a	Contributions received or receivable			
	(1) Employers	2a(1)	43807	
	(2) Participants	2a(2)	149475	
	(3) Others (including rollovers)	2a(3)		
b	Noncash contributions	2b		
c	Other Income	2c	187254	
d	Total income (add lines 2a(1), 2a(2), 2a(3), 2b, and 2c)	2d		390536
e	Benefits paid (including direct rollovers)	2e	68864	
f	Corrective distributions (see Instructions)	2f		
g	Certain deemed distributions of participant loans (see instructions)	2g		
h	Other expenses	2h	98	
i	Total expenses (add lines 2e, 2f, 2g, and 2h)	2i		68962
j	Net income (loss) (subtract line 2i from line 2d)	2j		311574
k	Transfers to (from) the plan (see instructions)	2k		

3 Specific Assets: If the plan held assets at anytime during the plan year in any of the following categories, check "Yes" and enter the current value of any assets remaining in the plan as of the end of the plan year. Allocate the value of the plan's interest in a commingled trust containing the assets of more than one plan on a line-by-line basis unless the trust meets one of the specific exceptions described in the instructions.

			Yes	No	Amount
a	Partnership/joint venture interests	3a		X	
b	Employer real property	3b		X	

For Paperwork Reduction Act Notice and OMB Control Numbers, see the Instructions for Form 5500.   v6.1   Schedule I (Form 5500) 2003



Official Use Only

	Yes	No	Amount
3c Real estate (other than employer real property) .... **.3c**		X	
d Employer securities .... **.3d**		X	
e Participant loans .... **.3e**		X	
f Loans (other than to participants) **3f**		X	
g Tangible personal property .... **.3g**		X	

Part II   Transactions During Plan Year

During the plan year:

		Yes	No	Amount
4a	Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102? (See Instructions and DOL's Voluntary Fiduciary Correction Program) **4a**		X	
b	Were any loans by the plan or fixed income obligations due the plan in default as of the close of the plan year or classified during the year as uncollectible? Disregard participant loans secured by the participants' account balance **4b**		X	
c	Were any leases to which the plan was a party in default or classified during the year as uncollectible? **4c**		X	
d	Were there any nonexempt transactions with any party-in-interest? (Do not include transactions reported on line 4a.) **4d**		X	5500 000 ~~2500000~~
e	Was the plan covered by a fidelity bond? **4e**	X		
f	Did the plan have a loss, whether or not reimbursed by the plan's fidelity bond, that was caused by fraud or dishonesty? **4f**		X	
g	Did the plan hold any assets whose current value was neither readily determinable on an established market nor set by an independent third party appraiser? **4g**		X	
h	Did the plan receive any noncash contributions whose value was neither readily determinable on an established market nor set by an independent third party appraiser? **4h**		X	
i	Did the plan at any time hold 20% or more of its assets in any single security, debt, mortgage, parcel of real estate, or partnership/joint venture interest? **4i**	X		754882
j	Were all the plan assets either distributed to participants or beneficiaries, transferred to another plan, or brought under the control of the PBGC? **4j**		X	
k	Are you claiming a waiver of the annual examination and report of an independent qualified public accountant (IQPA) under 29 CFR 2520.104-46? If no, attach the IQPA's report or 2520.104-50 statement. (See instructions on waiver eligibility and conditions.) **4k**	X		

5a Has a resolution to terminate the plan been adopted during the plan year or any prior plan year? If yes, enter the amount of any plan assets that reverted to the employer this year .... ☐ Yes ☒ No   **Amount** _____

5b If during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See Instructions.)

5b(1) Name of plan(s)   **5b(2)** EIN(s)   **5b(3)** PN(s)

_____   _____   _____
_____   _____   _____
_____   _____   _____

v6.1

SUMMARY ANNUAL REPORT

FOR CLIFTON SAVINGS BANK, S.L.A. 401(K) SAVINGS PLAN

This is a summary of the annual report for the CLIFTON SAVINGS BANK, S.L.A. 401(K) SAVINGS PLAN, EIN 22-0879090, Plan No. 001, for the period January 1, 2003 through December 31, 2003. The annual report has been filed with the Employee Benefits Security Administration, U.S. Department of Labor, as required under the Employee Retirement Income Security Act of 1974 (ERISA).

Basic Financial Statement

Benefits under the plan are provided through a trust fund. Plan expenses were $68,962. These expenses included $68,864 in benefits paid to participants and beneficiaries and $98 in other expenses. A total of 63 persons were participants in or beneficiaries of the plan at the end of the plan year, although not all of these persons had yet earned the right to receive benefits.

The value of plan assets, after subtracting liabilities of the plan, was $1,742,887 as of December 31, 2003, compared to $1,431,313 as of January 1, 2003. During the plan year the plan experienced an increase in its net assets of $311,574. This increase includes unrealized appreciation and depreciation in the value of plan assets; that is, the difference between the value of the plan's assets at the end of the year and the value of the assets at the beginning of the year or the cost of assets acquired during the year. The plan had total income of $380,536 including employer contributions of $43,807, employee contributions of $149,475, and earnings from investments of $187,254.

Your Rights To Additional Information

You have the right to receive a copy of the full annual report, or any part thereof, on request. The items listed below are included in that report:

1. financial information; and
2. information regarding any common or collective trusts, pooled separate accounts, master trusts or 103-12 investment entities in which the plan participates.

To obtain a copy of the full annual report, or any part thereof, write or call CLIFTON SAVINGS BANK, S.L.A., 1433 VAN HOUTEN AVE. P.O. BOX 2149, CLIFTON, NJ 07015-2149, (973) 473-2200.

You also have the right to receive from the plan administrator, on request and at no charge, a statement of the assets and liabilities of the plan and accompanying notes, or a statement of income and expenses of the plan and accompanying notes, or both. If you request a copy of the full annual report from the plan administrator, these two statements and accompanying notes will be included as part of that report.

You also have the legally protected right to examine the annual report at the main office of the plan (CLIFTON SAVINGS BANK, S.L.A., 1433 VAN HOUTEN AVE. P.O. BOX 2149, CLIFTON, NJ 07015-2149) and at the U.S. Department of Labor in Washington, D.C., or to obtain a copy from the U.S. Department of Labor upon payment of copying costs. Requests to the Department should be addressed to: Public Disclosure Room, Room N1513, Employee Benefits Security Administration, U.S. Department of Labor, 200 Constitution Avenue, N.W., Washington, D.C. 20210.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on the Plan's behalf by the undersigned hereunto duly authorized.

Date: _June 25_, 2004

Clifton Savings Bank, S.L.A.
401(k) Savings Plan

Walter Celuch
_____
Plan Administrator